EXHIBIT 99.1

For Immediate Release 22-20-TR	Date:	March 17, 2022

Teck Reports 2021 Sustainability Performance

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) announced today the release of our 21st annual Sustainability Report, highlighting our sustainability and ESG performance in 2021 and progress on our sustainability strategy goals.

“Our focus at Teck is on responsibly providing the essential resources needed to improve the global standard of living while caring for people, communities and the environment,” said Don Lindsay, President and CEO. “Our annual Sustainability Report outlines our ESG performance for the year and the progress we’ve made towards achieving the goals of our sustainability strategy.”

Teck’s approach to responsible mining is underpinned by a long-term sustainability strategy, which sets out goals in the areas of Health and Safety, Climate Change, Responsible Production, Our People, Water, Tailings Management, Communities and Indigenous Peoples, and Biodiversity and Reclamation. This includes our recently expanded net-zero climate strategy, which builds on our existing commitment to achieve net-zero emissions across operations by 2050. Under the expanded strategy, we have set a goal to achieve net-zero Scope 2 (purchased electricity) greenhouse gas emissions by 2025 and announced an ambition to achieve net-zero Scope 3 (value chain) emissions by 2050.

“Teck is already one of the world’s lowest carbon-intensity producers of copper, zinc and steelmaking coal, and we are taking significant action to support a cleaner future and further reduce our carbon through our expanded climate strategy,” said Marcia Smith, Senior Vice President, Sustainability and External Affairs.

2021 Sustainability achievements included:

•	Reduced High-Potential Incident Frequency by 38% from the previous year and Lost-Time Disabling Injury Frequency by 11%
•	Increased the number of women in senior management to 29% in 2021 from 20% in 2020, with women now comprising 21% of our total workforce (up from 12% in 2011)
•	Sourced 96% of all electricity requirements from renewable, zero-carbon power sources
•	Decreased the carbon intensity of operations by 5%, in line with our goal to reduce our carbon intensity by 33% by 2030
•	Advanced our climate goals, including announcing a zero-emissions haul truck partnership and an agreement to use energy-efficient eco-bulk carriers to ship a portion of our steelmaking coal, which could reduce up to 45,000 tonnes of CO2 per year, equivalent to removing nearly 10,000 passenger vehicles from the road
•	Set an annual record for reclamation progress in the B.C. Elk Valley, with over 800 hectares of former mining lands revegetated
•	Significantly advanced the Elk Valley Water Quality Plan in B.C. with the completion of two major projects – the Elkview Saturated Rock Fill expansion and the Fording River South Active Water

Treatment Facility. In 2022, we expect to achieve one of the primary goals of the Elk Valley Water Quality Plan of stabilizing and reversing the selenium trend

•	Advanced construction of a seawater desalination plant at our QB2 copper project in Chile to avoid the use of fresh water in this water-scarce region
•	Invested $23.9 million in local, regional, national and global programs supporting positive social, economic and environmental outcomes in the areas where we operate

Teck’s 2021 Sustainability Report and Annual Report are available on our website. Other reports available from Teck including our Economic Contribution Report and the TCFD-aligned Climate Change Outlook 2021 report, are also available on the Disclosure Portal.

In 2021, Teck was named to the S&P Dow Jones Sustainability World Index (DJSI) for the 12th consecutive year and ranked #1 in the Metals and Mining industry category on the DJSI for 2021. Teck received an AA rating from MSCI in 2021 and has been a constituent of the MSCI World Leaders ESG index since 2015. Teck is ranked first among North America Metals and Mining companies by Moody’s ESG, rated Prime by ISS ESG and ranked #2 in the Diversified Metals industry by Sustainalytics.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “will”, “estimate”, “expect”, “ambition” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements relating to long- and short-term sustainability goals, including statements relating to our commitment to reduce greenhouse gas emissions, to achieve net zero greenhouse gas emissions or to reduce the carbon intensity of our operations and the actions we intend to take to achieve those commitments and the expected impact or effect of those action; and our expectation that we will achieve the goal of stabilizing and reducing the selenium trend in the Elk Valley.

The forward-looking statements in this report are based on a number of estimates, projections, beliefs and assumptions the management team believed to be reasonable as of the date of this report, though inherently uncertain and difficult to predict, including but not limited to expectations and assumptions concerning: the development, availability, performance and effectiveness of technologies needed to achieve our sustainability goals and priorities; the availability of clean energy sources and zero-emissions alternatives for transportation on reasonable terms; our ability to successfully implement our technology and innovation strategy; the performance of new technologies in accordance with our expectations; our ability to achieve our climate goals and the longer term impacts of those goals on our business; environmental compliance costs generally; effectiveness of additional treatment capacity at scale, operation of water treatment technology and facilities as expected; our ability to implement new source control or mine design strategies on commercially reasonable terms without impacting production objectives; and assumptions regarding the development of our business generally and general economic conditions.

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Factors that may cause actual results to vary include, but are not limited to actual climate-change consequences, adequate technology not being available on adequate terms, changes in laws and governmental regulations or enforcement thereof that impact our operations or strategy, inability to achieve anticipated performance of current and new technologies relating to our Elk Valley water treatment efforts, ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures, and changes in commodity prices or general economic conditions. We caution you that the foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our most recent Annual Information Form filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile. We assume no obligation to update forward-looking statements except as required under securities laws.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

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